Exhibit 26 (h) i i i3.

M F Ssm

Investment Management®

MFS Investment Management

500 Boylston Street, Boston, Massachusetts 02116-3741

May 1, 2007

Mr. Craig Waddington

MassMutual Life Insurance Company

1295 State St. N228

Springfield, MA 01111-00001

Dear Mr. Craig Waddington:

The purpose of this letter is to amend each Participation Agreement among Massachusetts Financial Services Company (“MFS”), MFS Variable Insurance Trust (“VIT”) and each of the insurance companies listed on the attached Appendix (each, a “Company”), made and entered into as of the dates listed on the appendix (each, an “Agreement”). The amendment will enable VIT to sell its shares to additional qualified parties, including funds-of-funds operated by certain insurance companies (“Funds-of-Funds”).

Each Agreement currently permits VIT shares to be sold only to insurance companies and their separate accounts and qualified pensions and retirement plans (as well as MFS and its affiliates). MFS and VIT intend to amend the Agreement to allow sales of VIT shares to any other person or plan to the extent such sales would not cause any Participating Insurance company to violate the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended. Such an amendment would be sufficiently broad to permit sales of VIT shares to Funds-of-Funds. As such, Article I, Section 1.3 of the Agreement is amended to read as follows:

1.3	The Trust and MFS agree that the Shares will be sold only to insurance companies which have entered into participation agreements with the Trust and MFS (the “Participating Insurance Companies”) and their separate accounts, qualified pension and retirement plans, MFS or its affiliates, and any other person or plan permitted to hold shares of the Trust pursuant to Treasury Regulation 1.817-5 without impairing the ability of the Company, on behalf of its separate accounts, to consider the Shares as constituting investments of the separate accounts for the purpose of satisfying the diversification requirements of Section 817(h). The Trust and MFS will not sell Trust Shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles III and VII of this Agreement is in effect to govern such sales. The Company will not resell the shares except to the Trust or its agents.

Except as modified and amended above, each Agreement is hereby ratified and confirmed in full force and effect accordance with its terms. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Agreement.

Please indicate your acceptance of this amendment by having the enclosed copies o this letter signed where indicated below by an appropriate officer of each Company and return an executed copy at your earliest convenience.

Letter Amendment

May 1, 2007

Should you have any questions regarding this amendment, please contact Erik Lindahl, Vice President-Business Support & Development, at 617.954.5594 or Brian Langenfeld, Counsel, at 617.954.5843.

        Very truly yours,

MASSACHUSETTS FINANCIAL SERVICES COMPANY

/s/ Martin E. Beaulieu
Martin E. Beaulieu
Executive Vice President and
Director of Global Distribution

MFS VARIABLE INSURANCE TRUST on behalf of the Portfolios
By its authorized officer and not individually,

/s/ Susan S. Newton, Assistant Secretary

Accepted by:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY		C.M. LIFE INSURANCE COMPANY

By:	/s/ Craig Waddington	By:	/s/ Craig Waddington
Name:	Craig Waddington	Name:	Craig Waddington
Title:	Vice President	Title:	Vice President

APPENDIX

Name of Participating Insurance Company	Date of Participating Agreement
Massachusetts Mutual Life Insurance Company	September 4, 1998

C.M. Life Insurance Company	August 19, 1999